Exhibit 99.1

Aurora Cannabis Inc.
(the “Company”)

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

___________________________________________________________________

When	Thursday, November 12, 2020 at 10:00 a.m. (Mountain Time)
Virtual Meeting	Virtual meeting only via live webcast at https://web.lumiagm.com/242822694.
Purpose of the Meeting

1.   to table the audited financial statements of the Company for the financial year ended June 30, 2020, together with the report of the Auditors and the management’s discussion and analysis thereon;

2.   to fix the number of directors to be elected at eight (8);

3.   to elect directors for the ensuing year;

4.   to appoint the auditor of the Company for the ensuing year;

5.   to consider, and if thought advisable, to pass an ordinary resolution for the continuation of the Company’s 10% “rolling” share option plan and to authorize the grant of all currently available option entitlements issuable thereunder until November 12, 2023, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – 10% “Rolling” Share Option Plan Renewal”;

6.   to consider, and if thought advisable, to pass an ordinary resolution to approve the Company’s new Fixed Performance Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Proposed Fixed Performance Share Unit Plan”;

7.   to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Restricted Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Fixed Restricted Share Unit Plan Amendment”;

8.   to consider, and if thought advisable, to pass an ordinary resolution that approves an amendment to the Company’s Fixed Deferred Share Unit Plan, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Fixed Deferred Share Unit Plan Amendment”; and

9.   to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular, under “Particulars of Matters to be Acted Upon – Say-on-Pay”.

You have the right to vote	You are entitled to receive notice of and vote at our meeting, or any adjournment, if you are a holder of common shares of the Company on September 21, 2020. You have the right to vote your shares on items 2 to 9 listed above and any other items that may properly come before the meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares, but, instead of receiving a paper copy of the meeting materials, you will receive a notice with information about how you can access the meeting materials electronically and how to request a paper copy. The meeting materials, as well as our audited financial statements for the year ended June 30, 2020 and accompanying management discussion and analysis, are available under our profile at www.sedar.com or on our website at https://investor.auroramj.com/about-aurora/corporate-governance/.

Approval

The Board has approved the content of this circular and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board

/s/ Miguel Martin

Miguel Martin
Chief Executive Officer